UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33147

Sanchez Production Partners LP

(Exact name of registrant as specified in its charter)

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Class B Limited Liability Company Interests of Sanchez Production Partners LLC

(Title of each class of securities covered by this Form)

Common Units Representing Limited Partner Interests of Sanchez Production Partners LP

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Sanchez Production Partners LP (as successor by conversion to Sanchez Production Partners LLC) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SANCHEZ PRODUCTION PARTNERS LP, as successor by conversion to Sanchez Production Partners LLC

	By:	Sanchez Production Partners GP LLC, its general partner

Date: March 19, 2015		By:	/s/ Charles C. Ward
Name: Charles C. Ward
Title: Chief Financial Officer, Treasurer & Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.